UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

M.D.C. HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Per Share

(Title of Class of Securities)

552676108

(CUSIP Number)

David D. Mandarich, 4350 S. Monaco St., Suite 500, Denver, CO 80237 (303) 773-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552676108	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON David D. Mandarich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 4,240,457
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 4,240,457
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,240,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 552676108	SCHEDULE 13D	Page 3 of 5 Pages

AMENDMENT

NO. 16

TO THE

SCHEDULE 13D

The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.

Item 5.	Interest in Securities of the Issuer

According to the Form 10-Q of the Issuer dated September 30, 2010, there were 47,139,000 shares of the Issuer’s Common Stock outstanding as of September 30, 2010.

(a)	Amount beneficially owned as of the close of business on February 9, 2011: 4,240,457 shares of Common Stock

Percent of class: 8.8%

(b)	The number of shares as of the close of business on February 9, 2011 as to which Reporting Person has:

(i)	Sole power to vote or direct the vote: 4,240,457 shares;

(ii)	Shared power to vote or direct the vote: 0 shares;

(iii)	Sole power to dispose or direct the disposition of: 4,240,457 shares

(iv)	Shared power to dispose or direct the disposition of: 0 shares.

The number of shares set forth in Item 5(a) includes 3,295 shares of Common Stock held in the Reporting Person’s 401(k) Plan account (which changes on a daily basis) and 1,203,902 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of February 9, 2011 by the exercise of options.

(c) The following table sets forth the transactions by the Reporting Person named in response to Item 5(a) during the past sixty days.

Trade Date	Price per Share ($)	David D. Mandarich
12/30/10	n/a	90,000	(1)
12/30/10	n/a	90,000	(2)
02/09/11	n/a	60,000	(3)

(1)

Reflects the grant of an option covering 90,000 shares under the Company’s 2001 Equity Incentive Plan. This option vests as to 33 1/3% of the shares covered thereby on December 31, 2013, 2014 and 2015. This option was granted at 100% of the December 30, 2010 market close price.

CUSIP NO. 552676108	SCHEDULE 13D	Page 4 of 5 Pages

(2)

Reflects the grant of an option covering 90,000 shares under the Company’s 2001 Equity Incentive Plan. This option vests as to 33 1/3% of the shares covered thereby on December 31, 2013, 2014 and 2015. This option was granted at 110% of the December 30, 2010 market close price.

(3)

Reflects the grant of 60,000 shares of restricted stock for no cash consideration pursuant to the Company’s Amended Executive Officer Performance-Based Compensation Plan, the 2001 Equity Incentive Plan and a Restricted Stock Agreement. Pursuant to the Restricted Stock Agreement, the restrictions will lapse as to 33 1/3% of the shares covered thereby on February 9, 2014, 2015 and 2016.

CUSIP NO. 552676108	SCHEDULE 13D	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011.

By:	/s/ David D. Mandarich
David D. Mandarich